Date : 30th January 2013
Our ref : OCC/LC/TEAM13/BKG

CONFIDENTIAL

Comtech International (Hong Kong)
Limited Room 514, 5/F., Manhattan Centre,
8 Kwai Cheong Road,
Kwai Chung, New Territories,
Hong Kong

Attn: Mr. Allen Wu, Financial Controller

Dear Sirs,

BANKING FACILITIES

Standard Chartered Bank (Hong Kong).Limited (the “Bank”) is pleased to offer certain banking facilities including, amongst other facilities, those terms set out in this facility letter (the “Facilities”) to the Customer(s) below for the purpose(s) of general working capital and trade finance requirement, subject to the terms and conditions set out in this facility letter, and subject to the following additional terms and conditions (each attached to this facility letter):

•	Standard Terms

•	General Trade Terms

(collectively referred to as “Standard Terms and Conditions”)

A.	CUSTOMER(S):

Comtech International (Hong Kong) Limited

B.	FACILITY LIMITS:

General Banking Facilities

Type(s) of Facility	Facility Limit(s)	Designated Customer(s) and Sublimit(s), if applicable
1. Trade Finance (Please refer to Appendix 1 for product details.)	USD15,000,000.-	-
(a) Trade Finance Group All		• The Customer (USD15,000,000.-)
(b) Trade Finance Group 1		• The Customer (USD15,000,000.-)
(c) Trade Finance Group 2		• The Customer (USD15,000,000.-)
(d) Trade Finance Group 3		• The Customer (USD15,000,000.-)

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Comtech International (Hong Kong) Limited

3. Standby Letters of Credit	(USD3,000,000.-)	• The Customer
Total Facility Limit:	USD15.000.000 -

Notes:-

•      The aggregate outstanding of Facilities 2 and 3 shall not at any time exceed USD15,000,000.-.

•      The aggregate amounts outstanding under all Sub-limits shall not at any time exceed the Facility Limit to which the Sub-limits relate and the aggregate amounts outstanding under all Facilities shall not at any time exceed the Total Facility Limit.

•      If a Facility is made available in more than one currency, the Facility Limit, and Sub-Limits will be calculated in the Base Currency for the relevant Facility Limit or Sub-Limit. Any utilization and any proposed utilization in other currencies will be converted into the relevant Base Currency at the spot rate of exchange of the Bank for the purchase of the relevant currency with HK dollars at the time of drawdown and on the proposed drawdown date. For the purpose of this note, “Base Currency” means for each Facility, the currency or currencies in which the Facility Limit and/or Sub-Limits for that Facility is/or are denominated.

C.	PRICING AND CONDITIONS:

1. Trade Finance	Interest:
HKD import/export facilities: 2% per annum over the Bank's cost of funding.

Foreign currency import/export facilities: 2% per annum over the Bank's cost of funding.

Commission:
Standard rates unless otherwise stipulated.

Letters of Credit Opening / Amendment Commission /
Commission in lieu of Exchange:
	First USD50,000.-	1/4%
	USD50,001.- to USD100,000.-	1/16%
	Balance	1/24%

Commission for Import Invoice Financing:
	First USD50,000.-	1/8%
	USD50,001.- to USD100,000.-	1/16%
	Balance	1/24%

Maximum tenor/advance percentage for:
Import facilities: Combined usance and import loan period of any transaction is not to exceed 120 days.

Export facilities: Not to exceed 120 days.

Import invoice financing: Up to 120 days, and up to 100% of the invoice amount. Proceeds from import invoice financing must be directly transferred to the supplier's accounts. Approval from the Bank is required for new suppliers.

Export invoice discounting: Up to 120 days, and up to 100% of the invoice amount.

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Comtech International (Hong Kong) Limited

2. Standby Letters of Credit	Purpose: To facilities credit purchase from supplier(s) with beneficiary(ies) acceptable to the Bank Tenor: Up to 1 year. Commissions: 1.5% per annum

Other General Terms

Repayment of all outstanding shall be in the currency in which it is advanced (but not in any other currency).

Any interest or fee accruing under this letter accrues daily and is calculated on the basis of the actual number of days elapsed and a year of 360 or 365 days or otherwise, depending on what the Bank determines is market practice.

Default Interest

Where applicable, "HIBOR" means the Hong Kong Interbank Offered . Rate quoted by the Bank for the relevant period, and if such rate. Is below zero then such rate will be deemed to be zero; "LIBOR" means the London Interbank Offered Rate quoted by the Bank for the relevant period, and if such rate is below zero then such rate will be deemed to be zero; and "Prime" means the respective rates which the Bank announces or applies from time to time as its prime rates for lending in the applicable currency(les).

The Bank shall charge interest on any sum(s) outstanding or owing by the Customer(s) from time to time. Unless otherwise specified, interest will accrue on a daily basis and shall be calculated, compounded and payable on such basis and in such manner as the Bank may determine at its sole discretion. Unless otherwise stipulated, a default rate of 8% per annum over Prime or the Bank's cost of fund, whichever is higher, will apply to amounts not paid when due or in excess of any facility limit. All past due bills shall bear interest at 5% per annum above the rates charged on the trade finance facilities.

Handling Fee of Facilities:	USD50,000.-, payable upon your signing of this letter, and other handling fee to be mutually agreed and payable on each anniversary of the date of this letter if the Facilities are continuing interest at 5% per annum above the rates charged on the trade finance facilities.

D.	SECURITY AND CONDITIONS PRECEDENT:

The availability of the Facilities is conditional upon the Bank's receipt of the following documents, items and evidence (both in form and substance) satisfactory to the Bank:

1.	This letter duly executed by the Customer.

2.	A Security Agreement over Bank Account (Ail Monies) executed by Comtech Broadband Corporation Limited in favor of the Bank in respect of the obligations of, among others, the Customer.

3.	A joint and several corporate guarantee executed by Comtech Broadband Corporation Limited and/or Comtech Digital Technology (Hong Kong) Limited and/or Comtech Industrial (Hong Kong) Limited for USD15,000,000.- plus interest and other charges.

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Comtech International (Hong Kong) Limited

4.	A corporate guarantee executed by Cogo Group, Inc. for USD15,000,000.- plus interest and other charges.

5.	Original/Certified copies of all necessary consents, approvals and other authorizations (including board resolutions) in connection with the execution, delivery and performance of this letter and all other documents mentioned above, if applicable.

6.	(if any of the facilities referred to in this letter are to be made available by Standard Chartered Bank or other members of the Standard Chartered group) All such documents, items or evidence with, in favor of or to Standard Chartered Bank or, as the case may be, such member of the Standard Chartered group as the Bank may request.

7.	Such other documents, items or evidence that the Bank may request from time to time.

E.	COVENANTS AND UNDERTAKINGS:

Each Customer confirms to the Bank that:

(a)	no Obligor, nor any of their Affiliates or persons associated directly or indirectly with the Obligor:

(i)	is a Restricted Party; or

(ii)	has received notice of or is aware of any action or investigation against it with respect to any Sanctions.

(b)	the proceeds of any utilization, monies or services or other transaction contemplated by or provided under this facility letter shall not be used: (i) either directly or indirectly for the benefit of any Restricted Party; or (ii) in any manner that would result in any Obligor or the Bank or any Affiliate or agent thereof being in breach of any Sanctions (if and to the extent applicable to them) or becoming a Restricted Party.

“Obligor” means each and all of the Customers, guarantors and security providers who have provided support, in connection with the Facilities.

“Restricted Party” means a person with whom a national of the United States or Member State of the European Union would be prohibited or restricted by law from transacting.

“Sanctions” means the economic sanctions laws, regulations, embargoes or restrictive measures imposed by the governments of the United States, the European Union or any of its Member States.

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Comtech International (Hong Kong) Limited

The Customer undertakes to the Bank that it will:

1.	promptly submit to the Bank copies of all its audited and unaudited financial statements and such other reports and information relating to the Customer and/or guarantor as required by the Bank as soon as they become available but in any event no later than the period specified by the Bank from time to time.

2.	immediately inform the Bank:

•	of any change of the Customer’s directors or beneficial shareholders or amendment to its memorandum or articles of association or equivalent constitutional documents;

•	of any substantial change to the general nature of the Customer’s existing business; or

•	if it becomes, or is aware that any of its directors, shareholders, partners or managers becomes, a Related Person (as defined in paragraph 5 of section F of this letter).

The Customer must ensure all its obligations in connection with the Facilities will at all times rank at least pari passu with all its other present and future unsecured and unsubordinated obligations.

The Customer agrees to procure Comtech Broadband Corporation Limited to maintain collateral for an aggregate of USD13,500,000.- (or its equivalent in other currency(ies) as approved by the Bank) (the “Minimum Collateral”) pursuant to the security document(s) required under this letter on or before the first drawdown of the Facilities. The Minimum Collateral must be in form and substance acceptable to the Bank at its sole discretion. The Customer agrees that the Bank may change the amount of the Minimum Collateral or the manner in which the Minimum Collateral is furnished at the Bank’s absolute discretion. The Customer undertakes to procure Comtech Broadband Corporation Limited to maintain the Minimum Collateral for so long as the Facilities under this letter remain outstanding.

F.	OTHER TERMS AND CONDITIONS:

1.	The Facilities are available at the sole discretion of the Bank and are subject always to the funding as denominated in the relevant currency requested by the Customer being available to the Bank under prevailing market conditions at such time. The Bank may at any time immediately terminate, cancel or suspend the Facilities or otherwise modify the Facilities without the consent of any party.

2.	Notwithstanding any provisions stated in this letter, the Facilities are repayable on demand by the Bank. The Bank has the overriding right at any time to require immediate payment and/or cash collateralization of all or any sums actually or contingently owing to it under the Facilities. This clause 2 does not apply to any factoring facility(ies).

3.	The Bank’s Standard Terms and Conditions attached and/or referred to in this letter forms an integral part of this letter and the Customer agrees to observe and be bound by such Standard Terms and Conditions.

4.	The terms and conditions set out or referred to in this letter supersede and replace those set out in our letter relating to the Facilities (if any) previously sent to the Customer(s).

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Comtech International (Hong Kong) Limited

5.	Please note that section 83 of the Banking Ordinance imposes on the Bank certain limitations on advances to persons (including firms, partnerships and companies) related to its directors, employees with lending authority or controllers (each person so related shall be referred to as a “Related Person”). When acknowledging and accepting this facility letter, you should advise us if you are, or any of your directors, shareholders, partners or managers is, a Related Person within the meaning of the Banking Ordinance. If subsequent to your acceptance of this facility letter, you become, or are aware that any of your directors, shareholders, partners or managers is or becomes, a Related Person, you should immediately advise us in writing.

6.	The Customer acknowledges the following:

(a)	The Customer has received and read the Bank’s Notice to Customers and Other Individuals relating to the Personal Data (Privacy) Ordinance and the Code of Practice on Consumer Credit Data; and

(b)	The Customer has, or will, notify each of its Relevant Individuals, the Bank may, in the course of providing banking services to the Customer, receive personal data in respect of that Relevant Individual.

For the purpose of the above, a “Relevant Individual” is defined as being one of the following (but not limited to) Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, department heads, corporate officers (e.g. authorized signatories, company secretary etc.), directors, major shareholders, beneficial owners, guarantors and security providers (where applicable).

7.	All securities, agreements, obligations given or undertaken by the Customer shall continue to be valid and binding notwithstanding any change in the constitution of the Customer or the Bank, by amalgamation, consolidation, reconstruction or otherwise.

8.	Where the Bank requires the provision of any guarantee or any security from an individual as a condition to the Facilities, the Customer consents and acknowledges that the Bank may provide the Customer’s information to any proposed or actual individual guarantor or other security provider (or their solicitors) in respect of the Facilities.

9.	The Customer is not entitled to assign or transfer any of its rights and/or obligations in connection with the Facilities.

10.	As long as any sum remains owing under any Facility, if the Customer wishes to engage any person to provide (i) currency, commodity price or interest rate hedging, transaction banking products and services including cash management services, trade services, trade finance, custodial services, fund administration and escrow services, (ii) any refinancing or replacement of the Facilities or (iii) any other similar transactions in the financial markets (collectively the “Services”), the Customer shall give the Bank or its Affiliate the right of first refusal to provide such Services, such right to be subject to terms and conditions to be agreed.

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Comtech International (Hong Kong) Limited

11.	The Customer(s) shall forthwith on demand indemnify and reimburse the Bank in full for all payments, claims, demands, actions, liabilities, damages, costs, losses and expenses (including legal costs on a full indemnity basis) incurred or suffered by the Bank in connection with or arising out of the Facilities, including without limitation, the preparation, performance or enforcement of this letter or any security provided in respect of the Customer(s)’ obligations to the Bank. The Customer(s) authorizes the Bank to debit any of its accounts with the Bank for any sum owing to the Bank.

12.	This letter is governed by the laws of Hong Kong SAR and the Customer agrees to submit to the non-exclusive jurisdiction of the courts of Hong Kong SAR.

Please sign and return to us the enclosed copy of this letter together with the attached Standard Terms and Conditions to the Bank’s Credit Documentation Unit, Wholesale Banking Legal at 11th Floor, Standard Chartered Tower, 388 Kwun Tong Road, Kwun Tong, Kowloon within one month after the date of this letter, failing which this offer shall lapse.

If you have any queries, please feel free to contact any of the following persons:

Queries on	Name	Telephone No.
Banking arrangements	Mr. Alan Lam, Associate Director	2821-1804

Yours faithfully,

For and on behalf of
STANDARD CHARTERED BANK (HONG KONG) LIMITED

/s/ Winnie Wong
Winnie Wong
Senior Credit Documentation Manager

WW/JML
Encl.

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Comtech International (Hong Kong) Limited

We agree and accept all the terms and conditions set out above and the following additional terms and conditions each attached and/or referred to in this fetter, which we have read and understood:

•	Standard Terms

•	General Trade Terms

•	Bank’s Notice on use and disclosure of personal data under the Personal Data (Privacy) Ordinance and Code of Practice on Consumer Credit Data

Yours faithfully,

For and on behalf of
COMTECH INTERNATIONAL (HONG KONG) LIMITED

/s/ Jeffrey Kang

Date:

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Comtech International (Hong Kong) Limited

Appendix 1

TRADE FINANCE FACILITY

Trade Finance Group All

•	Negotiation of export credit documents with discrepancies on a with recourse basis

Trade Finance Group

•	Purchase of documents against payment bills with title documents on parties acceptable to the Bank on a with recourse basis

•	Purchase of documents against acceptance bills with ECA/approved insurance cover on a with recourse basis

•	Issuance of back-to-back letters of credit

•	issuance of quasi back-to-back letters of credit - with title documents

•	Issuance of import letters of credit - sight and usance - with title documents

Trade Finance Group 2

•	Purchase of documents against acceptance bills without ECA/approved insurance cover on a with recourse basis

•	Purchase of documents against payment bills without title documents on parties acceptable to the Bank on a with recourse basis

•	Issuance of quasi back-to-back letters of credit - without title documents

•	Issuance of import letters of credit - sight and usance- without title documents

•	Shipping guarantees

Trade Finance Group 3

•	Release of documents against acceptance supported by trust receipts

•	Loans against trust receipts

•	Import loans

•	Import invoice financing

•	Export invoice discounting

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Comtech International (Hong Kong) Limited

Appendix 1

TRADE FINANCE FACILITY

Trade Finance Group All

•	Negotiation of export credit documents with discrepancies on a with recourse basis

Trade Finance Group

•	Purchase of documents against payment bills with title documents on parties acceptable to the Bank on a with recourse basis

•	Purchase of documents against acceptance bills with ECA/approved insurance cover on a with recourse basis

•	Issuance of back-to-back letters of credit

•	issuance of quasi back-to-back letters of credit - with title documents

•	Issuance of import letters of credit - sight and usance - with title documents

Trade Finance Group 2

•	Purchase of documents against acceptance bills without ECA/approved insurance cover on a with recourse basis

•	Purchase of documents against payment bills without title documents on parties acceptable to the Bank on a with recourse basis

•	Issuance of quasi back-to-back letters of credit - without title documents

•	Issuance of import letters of credit - sight and usance- without title documents

•	Shipping guarantees

Trade Finance Group 3

•	Release of documents against acceptance supported by trust receipts

•	Loans against trust receipts

•	Import loans

•	Import invoice financing

•	Export invoice discounting

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